MARBAN DRILLING RETURNS MORE

HIGH-GRADE GOLD INTERSECTIONS

Val-d’Or, Quebec, January 20, 2009: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) is pleased to report on results of the 2008 diamond drilling program in the Malartic Gold Camp, Abitibi region, Quebec. The Company completed 67 holes for a total of 24,718 metres during the year. The majority of the drilling (61 holes, 20,910 m) was directed at the former Marban Mine sector following strong results from the 2007 program over the area (27 holes, 10,824 m).

Results for holes MB-08-32 to MB-08-76 (45) were previously released. Assay results were received for holes MB-08-077 to MB-08-081 (5) that targeted the promising Marban Wedge Zones (WZ) and the dip extensions of the Marban Mine Zones (MZ). Best results include:

•

MB-08-078:

1.78 g/t Au over 47.4 metres (WZ)

incl. 42.8 g/t Au over 1.0 metre and 3.86 g/t Au over 4.9 metres;

2.95 g/t Au over 19.2 metres (MZ);

•

MB-08-080:

26.70 g/t Au over 1.2 metre (WZ);

17.72 g/t Au over 4.3 metres (MZ).

The Company is very pleased with the results of the 2008 program that was successful in extending the Marban gold mineralised system 500 metres to the west and outlined three (3) new gold mineralised zones, with high-grade potential, located to the north and above the mine, namely the Wedge, Upper Wedge and HWUM Zones. The 2007-08 drilling demonstrated that the Marban mine gold mineralised system is much larger than previously defined where at least ten (10) easterly striking, moderately north-dipping, gold mineralised zones are recognised within a 1,200-metre long by 350-metre wide corridor. The east and depth extensions of the system remain to be fully investigated.

Results for holes MB-08-077 to MB-08-081 are tabled on the next page. Results for holes MB-08-082 to MB-08-092, drilled over the West Extension, are being compiled. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban drilling surface plan available at www.niogold.com/marban.

We invite you to meet the Company’s management at booth #1106 at the upcoming Vancouver Resource Investment Conference held on January 25 and 26 (Vancouver Convention & Exhibition Centre, 200 - 999 Canada Place Vancouver, BC).

MARBAN WEDGE ZONE SECTOR – 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length m	Grade (g/t Au)
MB-08-077	3+00 E	0+50 N	180°	-63°	264.0	WZ	190.0	192.4	2.4	3.68
						MZ	260.6	261.6	1.0	4.22
MB-08-078	2+50 E	1+55 N	180°	-63°	344.0	WZ	209.0	256.4	47.4	1.78
						including	242.6	243.6	1.0	42.80
						including	251.5	256.4	4.9	3.86
						MZ	278.2	321.8	43.6	1.80
						including	278.2	283.5	5.3	2.39
						including	302.6	321.8	19.2	2.95
MB-08-079	2+50 E	0+60 N	180°	-58°	252.0	NSA
MB-08-080	4+00 E	0+10 N	180°	-47°	285.5	WZ	162.8	164.0	1.2	26.70
						MZ	246.4	250.7	4.3	17.72
MB-08-081	3+00 E	0+45 S	180°	-50°	201.0	NSA

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was sealed delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish. As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation - « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or gold mining camps, Abitibi region of Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO	Rock Lefrancois, P.Geo., Vice-President
miverson@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.